Press Release SR #04-05

September 16, 2005

Harrison Lake Massive Sulphide Update

Sutcliffe Resources Ltd. (TSX.V:SR) announces that having recently completed UTEM ground geophysics over 4 of its 15 identified airborne EM anomalies, it is proceeding with permitting for a proposed 10 hole, 1500 metre diamond drilling program targeting a portion of a 4.3 km long anomaly. This geophysical anomaly corresponds favourably with earlier completed geology and geochemistry and is in the north-western portion of the Harrison Lake property. Geophysical surveying and mapping suggests either parallel anomalous geological belts exist or the system is exhibiting bimodal features. The areas of interest continue northwest outside the original airborne geophysical surveying.

Upon receipt of drilling permits, Sutcliffe will prepare all drillsites for either a fall or spring drilling program subject to weather conditions and availability of water. Also, the Company intends to continue airborne MAG and EM geophysical surveying over the balance of the north-western corner of its claims.

To secure the balance of favourable geology related to this area, the company has negotiated with 606896 BC Ltd. to acquire a 100% interest in approximately 1000 additional hectares on the western claim boundary. The purchase price is $40,000, the issuance of 500,000 shares, and a 2% N.S.R. The shares will be subject to TSX-Venture exchange policies.

For further information please visit our website www.sutclifferesources.com or contact L. Stephenson at 604-608-0223.

Laurence Stephenson, President
Sutcliffe Resources Ltd.
Vancouver, B.C.

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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